[Chapman and Cutler LLP Letterhead]

March 24, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on January 15, 2020 (the “Registration Statements”). The Registration Statements relate to the Innovator MSCI EAFE Power Buffer ETF – April, Innovator MSCI Emerging Markets Power Buffer ETF – April, Innovator Russell 2000 Power Buffer ETF – April and Innovator Nasdaq-100 Power Buffer ETF – April (each a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The Staff requests confirmation that the Funds’ next filings will consist of a full registration statement, including all required exhibits (for example a legality opinion), and that the legality opinion will be in compliance with Staff Legal Bulletin No. 19 (CF) and the requirements of Rule 485 of the Securities Act of 1933, as amended (the “1933 Act”).

Response to Comment 1

Pursuant to the Staff’s request, each Fund so confirms.

Comment 2 – General

The Staff requests confirmation that, with the exception of disclosure regarding the terms “protect” and/or “protection” (and any related terms in relation to a Fund’s buffer), the revised name and the defined outcome (i.e. the cap and the buffer), there are no other material changes between this filing and previous filings of this strategy. Additionally, in supplemental correspondence to the Staff, confirm which filing the blacklines that were provided to the Staff were compared against.

Response to Comment 2

Pursuant to the Staff’s request, each Fund so confirms. The Funds provided blacklines to the Staff against the most-recently effective series for each respective Fund, which was the January series for all of the Funds.

Comment 3 – Selective Review

The Staff notes that Selective Review was not granted because of the specific changes made regarding the “protect” disclosure, which in the Staff’s view are material changes. The request for Selective Review should have contemplated such changes. Future Selective Review requests must comply with the conditions specified in the applicable governing release, Release Number 33-6510 (Feb. 15, 1984). Any material changes must be outlined in the request for Selective Review to the Staff.

Response to Comment 3

The Funds acknowledge the requirements of Selective Review, and agree to comply with the conditions outlined in the applicable governing release for future filings.

Comment 4 – General

Please confirm that the Funds will file an amended registration statement disclosing the final Caps within two days of the registration statement becoming effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Caps. Finally, in supplemental correspondence provide an explanation as to why a definitive cap is not available at the time of effectiveness.

Response to Comment 4

Pursuant to Rule 485A of the 1933 Act, the Registration Statement was set to go automatically effective on March 30, 2020. Prior to the effectiveness of the Registration Statement, the Funds filed an amended registration statement that discloses the Funds’ expected Cap ranges on March 18, 2020, scheduled to go effective on March 30, 2020 to comply with the Staff’s request that the Funds will not go effective more than two business days prior to the expected final Cap filing. The Funds note that each Fund’s Cap is not available until the market closes on the day prior to the Funds’ launch, March 31, 2020. Accordingly, the Funds intend to file an amended registration statement disclosing each Funds’ Cap after 5:30 pm E.S.T. on March 31, 2020. Each Fund confirms that no sale of its Shares will take place prior to the filing of the registration statement.

Comment 5 – Cap Resets

In supplemental correspondence to the Staff, confirm how the Funds will disclose to shareholders the respective Cap resets at the conclusion of each Outcome Period.

Response to Comment 5

The Funds will disclose the respective Cap resets at the conclusion of each Outcome Period in the following manner:

1.

Approximately one week prior to the end of the Outcome Period, the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act which will alert existing shareholders that the Outcome Period is approaching its conclusion and disclosing the anticipated Cap range for the next Outcome Period.

2.

Following the close of business on the last day of the Outcome Period, the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act that discloses each Fund’s Cap (both gross and net of the unitary management fee) for the next Outcome Period. This filing is mailed to existing shareholders.

3.

On the first day of the new Outcome Period, each Fund will file a full prospectus under Rule 497(e) of the 1933 Act that incorporates the sticker filing from the previous evening. This sticker replaces the Caps/dates associated with the previous Outcome Period with the Caps/dates associated with the new Outcome Period. Correspondingly, each Fund will file a revised summary prospectus under Rule 497(k) of the 1933 Act that reflects those changes.

Comment 6 – Performance

In supplemental correspondence to the Staff, explain how the performance information required by Form N-1A (specifically, Item 4) will be disclosed during the Funds’ annual update. The Staff requests that in connection with this disclosure, the Funds ensure that an appropriate broad-based index is disclosed as required by Form N-1A and that the information required in Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) is included.

Response to Comment 6

Each Fund will report its respective performance information in accordance with the requirements of Form N-1A. Each Fund (and all ETFs in the Defined Outcome ETF suite) has a fiscal year end of October 31, meaning that the annual update to the Registration Statement will take place within 120 days of October 31. It is anticipated that this filing will made on the 120th day (on or about February 28). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A (and the instructions thereunder) will be provided as of the end of the most recent calendar year, and the Funds acknowledge that an appropriate broad-based index will be used in compliance with the requirements of Form N-1A. The Funds further acknowledge that providing only a single price index, with no reinvestment of dividends, is inconsistent with the requirements of Form N-1A. Accordingly, the Funds will provide performance information for both the total return and price return index (for each Fund’s respective index) as the broad-based market indexes, so that investors may compare the returns of each Fund against the index upon which the intended defined outcomes are based and in accordance with the requirements of Form N-1A. Pursuant to the requirements of Item 13 of Form N-1A, the Funds will disclose audited financial highlights information as of the end of the fiscal year.

Comment 7 – General

The Staff requests the Funds revise the disclosure where the term protection in relation to the buffer is used, and update the contemplated disclosure to provide a full and balanced presentation of the anticipated buffer. The Staff requests that such disclosure should ensure that a reasonable shareholder is cognizant of the fact that the buffer is not guaranteed or may not be achieved.

Response to Comment 7

Each Fund has revised the disclosure regarding the protection provided by the buffer, in accordance with the Staff’s comment. For the Staff’s benefit, such changes were located in the Investor Suitability Consideration, Principal Investment Strategies, and Principal Risks sections. The revised disclosure is provided below:

“you seek the protection of a 15% buffer on [respective index] losses for an investment held for the duration of the entire Outcome Period, and understand that there is no guarantee that the Fund will be successful in its attempt to provide protection through the buffer;”

“you seek an investment that provides total protection from [respective index] losses for the duration of an Outcome Period, and understand that any protection provided by the Fund is not guaranteed.”

“The power buffer that the Fund seeks to provide is only operative against the first 15% of [respective index] losses for the Outcome Period; however there is no guarantee that the Fund will be successful in its attempt to provide buffered returns.”

“Conversely, if an investor is considering purchasing Shares during the Outcome Period, and the Fund has already increased in value, then a shareholder may experience losses prior to gaining the protection offered by the power buffer, which is not guaranteed.”

“Buffered Loss Risk. There can be no guarantee that the Fund will be successful in its strategy to provide buffer protection against [respective index] . . . . The Fund does not provide principal protection or non-principal protection and an investor may experience significant losses on its investment, including loss of its entire investment.”

Comment 8 – Investor Suitability Considerations

The Staff requests the Funds consider revising sixth bullet under “You should not consider this investment if” column in the Investor Suitability Considerations section. The Staff believes this could be misinterpreted by a reasonable shareholder to believe that partial protection is guaranteed, which is not the case.

Response to Comment 8

In accordance with the Staff’s comment, in the filing to disclose the Funds’ final Caps each Fund will revise the sixth bullet point to provide:

“you seek an investment that provides total protection from [respective index] losses for the duration of an Outcome Period, and understand that any protection provided by the Fund is not guaranteed.”

Comment 9 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 9

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 10 – Principal Risks

The Staff notes the following language in the “Buffered Loss Risk”

“The Fund does not provide principal protection and an investor may experience significant losses on its investment, including loss of its entire investment.”

The Staff notes that this disclosure does not appear to be in all filings for the Funds. Further, the Staff requests that this disclosure is expanded to contemplate “non-principal” protection as well.

Response to Comment 10

The Funds each contain the above-contemplated disclosure in the “Buffered Loss Risk.” In the filing to disclose each Fund’s final Cap, the disclosure will be revised to provide:

“The Fund does not provide principal protection or non-principal protection and an investor may experience significant losses on its investment, including loss of its entire investment.”

Comment 11 – Concentration Policy

The Staff notes that each Fund’s Statement of Additional Information contains a policy not to concentrate more than 25% of its net assets in the securities of issuers in any industry or group of industries. The Staff notes that for each Fund, the Item 4 section does not have corresponding disclosure to contemplate such policy. Please add such policy to the respective Item 4 disclosure for each Fund, or in supplemental correspondence explain to the Staff why the Funds believe such disclosure is not required.

Response to Comment 11

The Funds note Item 4 of Form N-1A requires that a fund “disclose any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Funds added the above-referenced disclosure to its Statement of Additional Information pursuant to a comment previously received from the Staff. Each Fund believes that its Item 4 disclosure is adequate under the requirements of Form N-1A, and additional disclosure to contemplate concentration in securities of issuers is not necessary for the Funds given the Funds’ investments. Further, each Fund has disclosed in its Principal Risks and Principal Investment Strategies sections the countries and sectors that each Fund’s applicable reference asset has significant exposure to and that each Fund has indirect exposure to by virtue of its FLEX Options, thereby adequately covering the risk profile intended by Form N-1A requirements.

Comment 12 – Nasdaq-100

The Staff notes that the Fund’s Principal Risks section contemplates an Investment Technology Sector Risk and a Consumer Services Sector Risk, however there is no correlating disclosure in the Principal Investment Strategies section. The Staff requests these sections are revised to add appropriate correlating disclosure between the Principal Investment Strategies section and Principal Risks section.

Response to Comment 12

In accordance with the Staff’s comment, the Fund has revised the Principal Investment Strategies section to provide the contemplated correlating disclosure.

Comment 13 – MSCI Emerging Markets

The Staff notes that the Fund’s Principal Risks section contemplates an Asia Risk, a China Risk, and a Financial Sector Risk, however there is no correlating disclosure in the Principal Investment Strategies section. The Staff requests these sections are revised to add appropriate correlating disclosure between the Principal Investment Strategies section and Principal Risks section.

Response to Comment 13

In accordance with the Staff’s comment, the Fund revised the Principal Investment Strategies section to provide the contemplated correlating disclosure. In the Fund’s March 31 filing to disclose the final Cap, the disclosure to contemplate the Financial Sector Risk will be added to the Principal Investment Strategies section.

Comment 14 – MSCI EAFE

The Staff notes that in the Item 4 Strategy summary, the Fund’s disclosure contemplates “Far East” and wants to confirm whether that was the correct terminology. Further, the Staff notes the Fund’s Principal Risks section contemplates a Europe Risk, an Asia Risk, a United Kingdom Risk, and a Japan Risk, however there is no correlating disclosure in the Principal Investment Strategies section. The Staff requests these sections are revised to add appropriate correlating disclosure between the Principal Investment Strategies section and Principal Risks section.

Response to Comment 14

The Fund confirms the terminology in its Principal Investment Strategies. Additionally, in accordance with the Staff’s comment, the Fund revised its Principal Investment Strategies section to provide the contemplated correlating disclosure.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp By: /s/ Morrison C. Warren Morrison C. Warren